Exhibit 99.1

Organigram Repays Credit Facilities with Bank of Montreal

In discussions for new revolving facility to maintain financial flexibility

MONCTON, New Brunswick--(BUSINESS WIRE)--April 1, 2021--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (collectively, the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company has repaid all outstanding balances (approximately $58.5 million) (the “Repayment”) under the facilities provided under its credit agreement (the “Credit Agreement”) dated November 27, 2020, with Bank of Montreal (“BMO”) as lead arranger and agent as well as a syndicate of other lenders.

The Repayment results in annual interest savings of $2.7 million based on the outstanding balance at the time of Repayment. After giving effect to the Repayment, the Company’s pro forma cash position is $235 million.

The Company is in discussions with BMO to amend the Credit Agreement to provide continuing support and flexibility to Organigram in growing its business on revised terms and conditions.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks that could impact the outcome of negotiations and change availability of the Facilities from time to time and the applicable terms thereof including market and credit conditions, general risks related to COVID-19 and risks as disclosed in as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca